EXHIBIT 99.2

Management’s Discussion and Analysis
For The Nine Months Ended
September 30, 2014

Management’s Discussion and Analysis

November 7, 2014

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at September 30, 2014, unless otherwise stated; (iii) all references to monetary amounts are in Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, potential economics and development options for Caspiche as set out in the preliminary economic study released May 6, 2014, the timing of its drilling, exploration programs and exploration results, objectives of and the completion of various studies, potential to secure adequate quantities of water and power, permitting, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its Caspiche project, and the merits of the legal challenge to the easement over surface rights at Caspiche granted by the Chilean government.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, “objectives” or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic condition; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals, uncertainty of the outcome of the legal challenge to the grant by the Chilean government of the easement over surface rights, uncertainty regarding the potential to secure adequate water, and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

Third Quarter 2014

During the quarter Exeter continued with work programs on the Caspiche gold-copper project in the Maricunga region of Northern Chile. A primary focus continued to be advancing programs related to securing water for the Caspiche project. In addition, the Company continued with efforts to advance the project through the review of lower capital alternatives for the potential development of the project.

A preliminary economic assessment (PEA) for Caspiche released on May 6th, 2014 identified three new low capex potential development options, all of which require modest quantities of water to support mining operations.

Option 1:  a standalone, 30,000 tonnes per day (“tpd”) heap leach oxide gold project, producing a projected average of 122,000 gold equivalent* ounces (“oz”) annually over a planned 10 year mine life, including 148,000 oz annually in the first five years.

Option 2:  a 60,000 tpd open pit, heap leach oxide gold operation followed by expanded open pit mining (27,000 tpd) of the gold copper sulphide zone. Planned mine life is 18 years with projected average annual production of approximately 289,000 oz gold equivalent* per year.

Option 3:  a 60,000 tpd open pit, heap leach oxide gold operation transitioning to underground sub level open stope mining (27,000 tpd) of the higher grade gold copper sulphide zone. This option is projected to produce an average of 250,000 oz of gold in years 1-3 and 425,000 oz gold equivalent* per year in years 4-13. Over a planned 42 year mine life projected production is 344,000 oz gold equivalent* per year.

The related technical report for the PEA titled “NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated June 20, 2014 prepared by Santiago based engineering consultancies, NCL Ingeniería y Construcción and Alquimia Conceptos S.A. can be found at www.exeterresource.com.

Current expectations, based on the PEA, is that Option 1, the 30,000 tpd standalone oxide operation requires peak water requirements of less than 50 litres per second (“l/s”); while a 60,000 tpd open pit and 27,000 tpd gold copper sulphide pit expansion (Option 2) requires peak water of less than 190 l/s and a 60,000 tpd open pit and 27,000 tpd underground gold copper operation (Option 3) requires peak water consumption of approximately 150 l/s.  A previous pre-feasibility study based on a large scale potential development of Caspiche released in January 2012, indicated water requirements of approximately 1,000 l/s.

The Company has completed the first pump test on one (LV-03) of three production-diameter drill holes completed in Q2/14 at the Company’s water exploration concession (option for 90% interest) near Caspiche. Positive flow rates of +40 l/s were documented in LV-03. Similar flow rates are expected from pump tests still to be conducted on the other water drill holes in Q4 2014. The test suggests that sustainable flow rates should be sufficient to meet the projected demand of a stand-alone oxide heap leach operation.  An oxide heap leach operation is a probable first stage in the potential development of the Caspiche deposit.

Subsequent to Q3 2014, the Company has expanded the 2014 water exploration program, which includes completing two additional large diameter water bore holes and a series of smaller diameter water monitoring holes. The Company is targeting for sustainable flows of over 200 l/s once all five large diameter holes have been tested (two new holes and three from drilling in Q2 2014).

* Gold equivalent oz (AuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au * tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz + [[Cu% * Rec Cu * tonnes]*2204] * copper price lbs/gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.  Metal price assumptions US$1,300/oz Au, US$3/lb Cu and US$20/oz Ag.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile.  The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American.  Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011.  Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing the Company’s expenditures incurred on the property if it is not put into production within 15 years from the date  the Company exercised its option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$1,000,000 paid to September 30, 2014) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production.  Should production commence prior to March 31, 2025, the advance royalty will cease and NSR will be payable.

The Caspiche project is located in a prolific region of gold-porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project.  The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years.  After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made.  Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR.  The Company has the right to purchase 50% of the NSR for US$10 million.  To date the Company has completed 1,644 m of drilling and is in discussions with the vendor regarding amendment of the drilling requirements.

Water agreement

On May 8, 2013 the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton”), entered into a Water Agreement with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama”).  The Water Agreement covers the potential exploration for subsurface water associated with granted tenements near Penas Blancas (Laguna Verde) and Cuenca Two, located in northern Chile.  Each company had the rights to a 50% interest in each water tenement granted.  Atacama holds its interest in the tenements pursuant to an option agreement with a related Chilean company Minera Hydro Exploraciones SPA (“Hydro”).  In February 2014, the Water Agreement was amended whereby the Company has the option to acquire 80% of Atacama’s interest from Hydro such that it has a 90% interest in the water tenements and will incur 90% of the costs associated with exploration, and Atacama will incur 10%.  In addition the Company and Atacama are required to pay US$15,000 per l/s to Hydro for 50% of any water rights approved by the Dirección General de Aguas (“DGA”), the Chilean water authority, to a maximum of US$1 million.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.  The initial US$1.5 million exploration program has been completed and a new program costing between US$1.5 million and US$2.0 million has been approved.

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement (“Easement”) extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  In order to maintain these rights, the Company is required to make payments of US$7.5 million of which $2.1 million has been paid to September 30, 2014, which are valid for 25 years.  Annual payments are required of approximately US$600,000.  As these annual payments are payable at the Company’s option, the Company has not accrued any liability in connection with the Easement.  During the quarter ended March 31, 2014, Eton was served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Compañía Minera Cerro del Medio SCM (“SCM Cerro del Medio”).  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  SCM Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc. (“San Marco”), for the exploration of the Angeles and La Buena gold-silver properties located in Mexico (the “Angeles Agreement” and “La Buena Agreement”, respectively).

Angeles Property - Agreement

Exeter had a staged option to earn up to a 70% interest in the Angeles property by incurring an aggregate of $20.0 million in exploration expenditures over 7 years.  Exeter was also required to make cash payments totaling $950,000 staged over 7 years.  The Company paid $100,000 and acquired 625,000 common shares.

The Company terminated the option agreement in December 2013 due to adverse market conditions following the completion of $1 million of committed exploration expenditures.

La Buena Property - Agreement

Exeter had the option to earn a 60% interest in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years.  The Company paid $150,000 and acquired 937,500 common shares.

Following completion of $1.4 million in committed expenditures, the Company withdrew from the option due to exploration results not meeting expectations.

Results from Operations

The Company began 2014 and ended the quarter with 88,407,753 common shares outstanding.  During the quarter, no options were exercised.

As at November 7, 2014 the Company had 88,407,753 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s unaudited condensed interim consolidated financial statements for the third quarter ended September 30, 2014 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”.  The following selected information is taken from the Interim Financial Statements.

Three Months Ended September 30, 2014

The Company ended the third quarter, September 30, 2014, with $33.6 million in cash and cash equivalents, and incurred approximately $1.2 million in exploration expenditures during the period.  Share-based compensation expense of $78,000 was incurred due to recognizing the expense associated with the vesting of certain stock options granted in 2013.

Nine Months Ended September 30, 2014 compared to the Nine Months Ended September 30, 2013

At September 30, 2014, the Company had $33.6 million in cash and cash equivalents, $9.7 million less than the $43.3 million that was held at September 30, 2013.  The decrease relates to the Company utilizing its cash resources to fund project exploration and administrative requirements.

The Company currently has no revenue generating activities other than interest income. Interest income of $383,000 was recognized in the nine months ended September 30, 2014 compared to $483,000 in the nine months ended September 30, 2013.  The decrease in 2014 was due to less cash in treasury as it was utilized in funding project exploration and administrative activities.

Loss for the nine month period ended September 30, 2014 was $7.0 million compared to $15.5 million in the same period in 2013.

Significant variances for expenses:

•
Mineral property exploration expenditures: $5.4 million ($11.6 million in 2013) – the decrease in exploration expenditures for Q3 2014 was largely attributable to the reduction of expenditure on the Caspiche project.  In 2013, work related to a water drilling program at Cuenca One was being completed so expenditures on consultants and contractors, engineering and geological work, drilling and share-based compensation was cumulatively higher by $2.0 million when compared to the 2014 period.  Also in 2013, the Company paid US$1.5 million for the easement over areas required for potential development of Caspiche.  In addition, expenditures related to the projects in Mexico were $2.2 million higher in 2013 when compared to the same period in 2014.

•
Directors’ fees: $175,000 ($1,235,000 in 2013) – the change is attributable to a decrease of approximately $1,047,000 in share-based compensation recognized in 2014 compared to 2013 due to options vesting in 2013.

•
Reduction in administration salaries and consulting and management fees of $526,000 and $548,000 respectively are due to lower share-based compensation expenses in 2014 compared to 2013 due to options vesting in 2013.

Three Months Ended September 30, 2014 compared to the Three Months ended September 30, 2013

The loss in the three months ended September 30, 2014 of $1.6 million is $1.5 million less than the loss of $3.1 million incurred in the three months ended September 30, 2013.  The decrease was largely attributed to lower mineral property exploration costs of $1.0 million than in the comparative 2013 period.
Significant variances for expenses:

•
Mineral property exploration expenditures: $1.2 million ($2.2 million in 2013) – the decrease in exploration expenditures for Q3 2014 is mostly attributable to the easement payment of US$1.5 million for surface rights for Caspiche and to expenditures related to the projects in Mexico both incurred in 2013, which were offset partially by the water drilling program at Penas Blancas.

•
Reduction in directors’ fees and consulting and management fees of $297,000 and $138,000 respectively due to lower share-based compensation expenses in 2014 compared to 2013 due to options vesting in 2013.

The following is a summary of quarterly results taken from the Company’s condensed interim consolidated financial statements:

Three month period ended September 30, (in thousands)	2014	2013
Interest income	$121	$142
Mineral property exploration costs	$1,180	$2,151
Share-based compensation 1	$78	$737
Net loss	$1,646	$3,098
Basic and diluted loss per common share	$0.02	$0.04

1)	share-based compensation costs have been allocated to administration salaries and consulting, management fees, directors’ fees, and mineral property exploration expenditures.

As at (in thousands)	September 30, 2014	December 31, 2013
Total assets	$33,905	$40,923
Total liabilities	$575	$895
Share capital	$246,089	$246,089
Accumulated deficit	$(257,096)	$(250,094)

The following selected financial information is a summary of the eight most recently completed quarters up to September 30, 2014.

Comparison to Prior Quarterly Periods

		2014			2013			2012
($000’s, except share data)	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Total revenues	-	-	-	-	-	-	-	-
Net loss	1,646	2,538	2,818	3,559	3,098	6,095	6,299	5,513
Basic and diluted loss per common share	$0.02	$0.03	$0.03	$0.04	$0.04	$0.07	$0.07	$0.07

The higher Q2 costs compared to Q3 each year is a result of the lower exploration spend during the South American winters. The increase in the loss in the first quarter 2013 compared to the previous quarter was due to the Company commencing drilling activities at the Cuenca 1 water exploration tenement in Chile, and the payment of both an advance royalty payment of US$250,000 and a water rights option payment of US$300,000.  The Q4 loss was higher in 2012 than the same quarter in 2013 as a result of share based compensation expense of $3.12 million in 2012 versus $507,000 in 2013.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at September 30, 2014 totalled $33.6 million compared to $40.4 million at December 31, 2013, a decrease of about $6.8 million.  The Company continues to utilize its cash resources to fund project exploration and administrative requirements.  Aside from cash and cash equivalents, the Company has no material liquid assets.  While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained.  The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted as much as possible to match available funding.

The Company intends to continue using its cash and cash equivalents for exploration and development of its properties, with specific focus on Caspiche, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.  The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable.  The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar.  Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currencies as at September 30, 2014 and December 31, 2013:

2014 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	53	-
Accounts payable and accrued liabilities	(67)	(20)
Net balance	(14)	(20)
Equivalent in Canadian Dollars	(16)	(20)
Rate to convert to $ CDN	1.1200	0.9790

2013 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	364	-
Accounts payable and accrued liabilities	(73)	-
Net balance	291	-
Equivalent in Canadian Dollars	310	-
Rate to convert to $ CDN	1.0636	0.9496

Based on the above net exposures as at September 30, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $1,600 and $2,000 respectively (2013 - $31,000 and $nil respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at September 30, 2014 ranged between 1.25% and 1.50%.

Based on the amount of cash and cash equivalents held at September 30, 2014, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of approximately $168,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash and cash equivalents at September 30, 2014 in the amount of $33.6 million in order to meet short-term business requirements. At September 30, 2014, the Company had current liabilities of $575,000 which are due on demand or within 30 days.

Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2014	2015 - 2016	2017 - 2018	2019 - 2025
Advance royalty payments	$7,280	$-	$560	$560	$6,160
Land easement payments1	6,048	672	1,344	1,344	2,688
Office and equipment leases	471	88	383	-	-
Property access agreements	113	23	90	-	-
Property expenditure obligations	1,471	1,471	-	-	-
Total	$15,383	$2,254	$2,377	$1,904	$8,848

1 The Company can cease payments at any time without penalty.

Related Party Transactions

During the period ended September 30, 2014 a total of $604,000 (2013 - $673,000) was paid or accrued for related party transactions as described below:

a)
$150,000 (2013 - $230,000) were paid or accrued to Rowen Company Limited, a corporation of which Bryce Roxburgh, Co-Chairman and former President and CEO of the Company is a principal.  These services were incurred in the normal course of operations for consulting fees.  As at September 30, 2014, the Company had amounts owing of $6,000 (December 31, 2013 - $10,000) to this company.

b)
$176,000 (2013 - $148,000) were paid or accrued to Jerry Perkins & Associates Pty. Ltd., a corporation controlled by Jerry Perkins, the Vice-President, Development and Operations of the Company.  These services were incurred in the normal course of operations for exploration fees.  As at September 30, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $20,000) to this company.

c)
$76,000 (2013 - $76,000) were paid or accrued to Canaust Resources, a corporation controlled by Yale Simpson, Co-Chairman of the Company.  These services were incurred in the normal course of operations for management fees.  As at September 30, 2014, the Company had amounts owing of $8,000 (December 31, 2013 - $12,000) to this company.

d)
Management fees of $188,000 (2013 - $187,000) were paid or accrued to 667060 B.C. Ltd., a corporation controlled by Cecil Bond, the Chief Financial Officer of the Company.  These services were incurred in the normal course of operations for management fees.  As at September 30, 2014, the Company had amounts owing of $22,000 (December 31, 2013 - $Nil) to this company.

e)
The Company paid or accrued rent expense of $14,000 (2013 - $32,000) to Rogo Investments Pty. Ltd., a company controlled by Robert Reynolds, a director of the Company.  Of this amount, $6,000 (2013 - $16,000) was recovered from Rugby Mining Limited (“Rugby”), a corporation with directors in common.  These expenses were incurred in the normal course of operations.  As at September 30, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $Nil) to this company.

All the services and transactions described above were made on terms equivalent to those that prevail with arm’s length transactions.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended September 30, 2014 was $106,000 (2013 - $269,000).  As at September 30, 2014, the Company had amounts receivable of $22,000 (December 31, 2013- $21,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

Outlook

Exeter’s principal focus continues to be the advancement of its Caspiche gold-copper project in Chile.  The Company continues to evaluate opportunities to advance the project including the potential for staged development.  In addition the Company continues to review new industry wide opportunities with the objective of securing properties, which offer near term exploration or development potential.

On May 6, 2014 the Company announced results of a preliminary economic assessment (“PEA”) which reflects the staged development potential at Caspiche.  The PEA reflects the potential for the initial development of an open pit mine focussed on the oxide zone followed by further open pit or underground development.

Based on the findings of the PEA, the Caspiche project, with a near surface oxide only gold zone, a central higher grade gold-copper core, and a surrounding larger gold-copper mineralized zone, presents a range of potential mine development options.  The preliminary economics and modest capital requirements, demonstrate that advancing the standalone surface oxide gold zone through to a production decision, is a logical path forward for Exeter.  The potential development of Caspiche on any of the larger, more advanced mine plans is an option that would improve with the potential operating cash flows generated by initial mining of the oxide gold zone.

The objective of Exeter’s 2014 water program is to identify, evaluate, and secure water sources to support the heap leach oxide gold stage and the follow-on gold – copper sulphide stage of a potential mine development at Caspiche.  In order to meet its objectives, on October 7, 2014 Exeter announced an expanded water drilling program.  This expanded water exploration program, budgeted at US$1.6 million, includes completing two additional large diameter water bore holes and a series of smaller diameter water monitoring holes.  Down hole pump tests are expected to be carried out, together with water level measurements to quantify water flow rates and aquifer recharge rates.  The data will then form the basis of an application to the DGA, for water rights.  Based on the one pump test carried out in Q2 2014, it is believed that potential exists for sustainable flows of over 200 l/s once all five holes have been tested (two new holes and three from drilling in Q2 2014).  Such flow rates, if confirmed, should be adequate for any of the mining options recently outlined in the PEA for Caspiche.  Exeter will continue to prioritize water exploration drilling programs.

Other planned activities include the ongoing review of mineral projects with a view to securing additional projects.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the Interim Financial Statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight. There have been no changes in the Company’s disclosure controls and procedures during the nine months ended September 30, 2014.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2013 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the nine months ended September 30, 2014, that have materially affected, or are reasonably likely to materially affect, the Company’s  internal control over financial reporting.

Risks

Risk factors are more fully described in the Company’s current Annual Information Form dated March 13, 2014, and subsequent filings with the Canadian Securities Administrators and the SEC.  You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE-MKT Corporate Governance

The Company’s common shares are listed on the NYSE-MKT. Section 110 of the NYSE-MKT Company Guide permits the NYSE-MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE-MKT listing criteria, and to grant exemptions from NYSE-MKT listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-MKT standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE-MKT corporate governance requirements on specific transactions under Section 110 of the NYSE-MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.